Filed Pursuant to Rule 433

Registration Statement No. 333-204066

September 9, 2015

Pentair Finance S.A.

Pricing Term Sheet

Issuer:	Pentair Finance S.A.
Guarantors:	Pentair plc and Pentair Investments Switzerland GmbH
Offering Format:	SEC Registered
Security:	3.625% Senior Notes due 2020
Size:	$400,000,000
Maturity:	September 15, 2020
Coupon:	3.625%
Price to Public:	99.891% of face amount
Yield to Maturity:	3.649%
Spread to Benchmark Treasury:	+212.5 basis points
Benchmark Treasury:	1.375% due August 31, 2020
Benchmark Treasury Yield:	1.524%
Interest Payment Dates:	March 15 and September 15, commencing March 15, 2016

Redemption Provisions:
Make-Whole Call:	At any time prior to par call date at a discount rate of Treasury plus 35 basis points
Par Call:	At any time on or after August 15, 2020 (the date that is one month prior to the maturity date)
Tax Call:	At any time at par if certain events occur involving changes in taxation
Special Mandatory Redemption:	The offering is not contingent upon the consummation of the ERICO acquisition but, in the event that the ERICO acquisition is not consummated on or prior to December 31, 2015 or the merger agreement relating to the acquisition of ERICO is terminated on or prior to December 31, 2015, then Pentair Finance will be required to redeem all of the outstanding notes on the Special Mandatory Redemption Date at a redemption price equal to 101% of the principal amount of the notes plus accrued and unpaid interest, if any, from the date of initial issuance to, but excluding, the Special Mandatory Redemption Date.
Trade Date:	September 9, 2015
Settlement Date:	September 16, 2015 (T+5)
CUSIP:	709629 AN9
ISIN:	US709629AN91
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
Ratings*:	Baa3 (stable outlook) / BBB (negative outlook) (Moody’s/S&P)
Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Mitsubishi UFJ Securities (USA), Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	HSBC Securities (USA) Inc. Wells Fargo Securities, LLC Deutsche Bank Securities Inc. Santander Investment Securities Inc.
Junior Co-Managers:

BBVA Securities Inc.

BMO Capital Markets Corp.

BNP Paribas Securities Corp.

ING Financial Markets LLC

ANZ Securities, Inc.

Loop Capital Markets LLC

PNC Capital Markets LLC

SMBC Nikko Securities America, Inc.

The Williams Capital Group, L.P.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer and the guarantors have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146 or e-mailing at prospectus@citi.com, calling J.P. Morgan Securities LLC collect at (212) 834-4533 or calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or emailing at dg.prospectus_requests@baml.com.

The underwriters expect to deliver the notes against payment for the notes on or about September 16, 2015, which will be the fifth business day following the date of the pricing of the notes. Since trades in the secondary market generally settle in three business days, purchasers who wish to trade notes on the date of pricing or the next succeeding two business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another e-mail system.